Exhibit 99.1

WNS to Release Fiscal 2010 Third Quarter
Operating Results on January 21, 2010

NEW YORK and MUMBAI, January 15, 2010 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced it will release its fiscal 2010 third quarter operating results at approximately 6:00 a.m. EST on Thursday, January 21, 2010.

Following the release, WNS management will host a call on January 21, 2010 at 8:00 a.m. EST. Chief Executive Officer, Neeraj Bhargava, Chief Financial Officer, Alok Misra, and Chief Operating Officer, Anup Gupta will review the results of the quarter ended December 31, 2009 on the teleconference.

To participate in the call, please use the following details: +1-800-884-5695; international dial-in +1-617-786-2960; participant passcode 59398539.

A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 64880117, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS
WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to WNS’s financial and operating results conference call. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Investors:	Media:

Alan Katz VP — Investor Relations WNS (Holdings) Limited +1 212 599-6960 ext. 241 ir@wnsgs.com	Emily Cleary CJP Communications +1 212 279-3115 ext. 257 ecleary@cjpcom.com